UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2021
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 3100401, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                ☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

                        ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

    Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s proxy statement to be mailed to the Registrant's shareholders on or about November 15, 2021.

Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s proxy card to be mailed to the Registrant's shareholders on or about November 15, 2021.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

In addition, this Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by Elbit Systems Ltd. with the Israeli Securities Authority, including without limitation the Shelf Prospectus filed by Elbit Systems Ltd. with the Israeli Securities Authority on September 29, 2020.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By: /s/ Pinchas Confino Adi
Name:	Pinchas Confino Adi
Title:	Corporate Secretary

Dated: November 4, 2021

EXHIBIT INDEX

Exhibit No.	Description
1.	Proxy Statement	November 4, 2021
2.	Proxy Card	November 4, 2021